Exhibit 99.1

Corporación América Airports S.A. Reports August 2021 Passenger Traffic

Total passenger traffic improved sequentially and declined 52.8% when compared to August 2019.
Cargo volume was down 20.5% versus August 2019.

LUXEMBOURG--(BUSINESS WIRE)--September 16, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 320.4% YoY increase in passenger traffic in August 2021, and a 52.8% decline when compared to the same period of 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2020)
Statistics	Aug'21	Aug'20	% Var.	YTD’21	YTD'20(1)(2)(3)	% Var.
Domestic Passengers (thousands)	2,142	421	408.6%	11,673	10,854	7.5%
International Passengers (thousands)	987	276	256.8%	4,148	5,921	-30.0%
Transit Passengers (thousands)	458	156	194.6%	2,904	2,197	32.2%
Total Passengers (thousands)	3,587	853	320.4%	18,724	18,973	-1.3%
Cargo Volume (thousand tons)	25.8	17.6	46.6%	204.2	164.7	24.0%
Total Aircraft Movements (thousands)	48.2	20.3	137.6%	287.4	244.3	17.6%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2019)
Statistics	Aug'21	Aug'19(1)	% Var.	YTD’21	YTD'19(1)(3)	% Var.
Domestic Passengers (thousands)	2,142	4,265	-49.8%	11,673	31,484	-62.9%
International Passengers (thousands)	987	2,683	-63.2%	4,148	19,100	-78.3%
Transit Passengers (thousands)	458	644	-28.8%	2,904	5,546	-47.6%
Total Passengers (thousands)	3,587	7,592	-52.8%	18,724	56,130	-66.6%
Cargo Volume (thousand tons)	25.8	32.4	-20.5%	204.2	278.3	-26.6%
Total Aircraft Movements (thousands)	48.2	77.1	-37.5%	287.4	574.3	-50.0%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in August 2021 grew 3.2x compared to the same period of last year, driven by increases across all countries of operations reflecting easier comparisons as travel restrictions to contain the COVID-19 pandemic were higher last year. When compared to 2019, overall passenger traffic declined 52.8%, impacted by the COVID-19 pandemic, though consistently improving from the decline of 75.7% recorded in April. International and domestic passenger traffic dropped 63.2% and 49.8%, respectively, from pre-pandemic levels of August 2019.

In Argentina, total passenger traffic increased 49.5x YoY. Against August 2019, overall passenger traffic declined 71.8%, with international passenger traffic declining 91.4%, impacted by tight government restrictions to international flights, including a limit of 1,700 arriving international passengers per day for most part of the month, while borders remain closed to non-resident foreigners, with limited exceptions. Domestic passenger traffic, which currently has no restrictions, declined 63.3% compared to 2019.

In Italy, passenger traffic grew 65.2% YoY. Passenger traffic against August 2019 declined 46.5%, recovering sequentially from the 55.3% drop in July. International passenger traffic continued to improve sequentially, decreasing 55.1% in August 2021 against August 2019, recovering from the decline of 64.3% in July. Domestic traffic, which benefited mainly from the summer season in the region, also improved sequentially to a decline of 5.8% in August 2021 against August 2019, from a decline of 15.7% in July.

In Brazil, total passenger traffic was up 151.8 YoY. Compared to the same month in 2019, overall passenger traffic declined 23.7%, showing a continued improvement since the 69.1% decline posted in April, reflecting better sanitary conditions in the country, advanced vaccination roll-out and increased passenger demand.

Total passenger traffic in Uruguay increased 4.2x YoY, but declined 74.4% when compared to August 2019, still impacted by prolonged restrictions to air travel implemented by the government, including the closure of borders to non-resident foreigners, coupled with weak demand. Effective September 1, borders are open for property-owners in Uruguay, presenting a full vaccination certificate and a negative Covid test, and starting November 1 borders will re-open to all foreigners, also presenting a full vaccination certificate and a negative Covid test.

In Ecuador, passenger traffic increased 4.5x YoY. When compared to the same month of 2019, total traffic declined 34.4% in August 2021, improving from the 41.4% drop in July 2021. International passenger traffic decreased 23.6%, recovering from the 26.5% drop in July 2021 against 2019, while domestic passenger traffic declined 44.7% against August 2019, also showing a recovery versus the 54.3% decline posted in July.

In Armenia, total passenger traffic increased 10.8x YoY. Compared to August 2019, passenger traffic declined 12.2%, improving from the 19.1% decline reported in July 2021, versus July 2019. Passenger traffic continued to benefit from increased demand coupled with travel bans in countries where Armenia competes for tourism.

Cargo Volume and Aircraft Movements

Cargo volume increased 46.6% YoY. When compared to August 2019, total cargo volume in August 2021 dropped 20.5% improving sequentially from the decline of 22.1% in July, mainly driven by declines of 27.2% in Brazil and 20.3% in Argentina.

Aircraft movements increased 137.6% YoY. When compared to August 2019, Aircraft movements declined 37.5%, mainly as a result of a 50.2% decline in Argentina.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2020)
	Aug'21	Aug'20	% Var.	YTD'21	YTD'20	% Var.
Passenger Traffic (thousands)
Argentina(1)	1,095	22	4,951.1%	6,405	9,021	-29.0%
Italy	482	292	65.2%	1,278	1,502	-14.9%
Brazil(2)	1,120	445	151.8%	6,948	5,343	30.0%
Uruguay	44	8	421.5%	177	548	-67.7%
Ecuador	274	50	451.1%	1,400	1,102	27.1%
Armenia	351	30	1,077.4%	1,424	630	126.2%
Peru	221	7	3,131.7%	1,092	827	32.0%
TOTAL	3,587	853	320.4%	18,724	18,973	-1.3%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.
Cargo Volume (tons)
Argentina	13,741	10,121	35.8%	108,330	91,283	18.7%
Italy	1,110	882	26.0%	9,565	8,400	13.9%
Brazil	4,967	2,420	105.3%	39,954	22,675	76.2%
Uruguay(3)	2,301	1,837	25.3%	19,756	20,091	-1.7%
Ecuador	2,058	572	259.8%	14,389	10,994	30.9%
Armenia	1,333	1,702	-21.7%	10,361	9,920	4.5%
Peru	268	56	376.6%	1,873	1,294	44.8%
TOTAL	25,778	17,589	46.6%	204,228	164,656	24.0%
Aircraft Movements
Argentina	19,754	5,780	241.8%	130,334	116,787	11.6%
Italy	6,080	4,398	38.2%	20,651	20,820	-0.8%
Brazil	10,828	5,794	86.9%	69,526	54,474	27.6%
Uruguay	1,666	576	189.2%	9,018	9,791	-7.9%
Ecuador	5,394	2,481	117.4%	33,848	26,398	28.2%
Armenia	2,830	549	415.5%	13,047	7,294	78.9%
Peru	1,606	692	132.1%	10,942	8,732	25.3%
TOTAL	48,158	20,270	137.6%	287,366	244,296	17.6%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2019)
	Aug'21	Aug'19	% Var.	YTD'21	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	1,095	3,875	-71.8%	6,405	29,151	-78.0%
Italy	482	902	-46.5%	1,278	5,569	-77.0%
Brazil(2)	1,120	1,467	-23.7%	6,948	12,464	-44.3%
Uruguay	44	173	-74.4%	177	1,490	-88.1%
Ecuador	274	418	-34.4%	1,400	3,053	-54.1%
Armenia	351	400	-12.2%	1,424	2,092	-31.9%
Peru	221	358	-38.2%	1,092	2,311	-52.7%
TOTAL	3,587	7,592	-52.8%	18,724	56,130	-66.6%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.
Cargo Volume (tons)
Argentina	13,741	17,247	-20.3%	108,330	146,445	-26.0%
Italy	1,110	827	34.2%	9,565	8,494	12.6%
Brazil	4,967	6,823	-27.2%	39,954	62,505	-36.1%
Uruguay(3)	2,301	2,280	0.9%	19,756	18,816	5.0%
Ecuador	2,058	2,933	-29.8%	14,389	27,044	-46.8%
Armenia	1,333	1,773	-24.8%	10,361	11,606	-10.7%
Peru	268	540	-50.4%	1,873	3,340	-43.9%
TOTAL	25,778	32,423	-20.5%	204,228	278,250	-26.6%
Aircraft Movements
Argentina	19,754	39,702	-50.2%	130,334	301,737	-56.8%
Italy	6,080	8,379	-27.4%	20,651	53,583	-61.5%
Brazil	10,828	13,370	-19.0%	69,526	106,054	-34.4%
Uruguay	1,666	2,084	-20.1%	9,018	20,071	-55.1%
Ecuador	5,394	7,423	-27.3%	33,848	55,102	-38.6%
Armenia	2,830	3,221	-12.1%	13,047	17,636	-26.0%
Peru	1,606	2,894	-44.5%	10,942	20,165	-45.7%
TOTAL	48,158	77,073	-37.5%	287,366	574,348	-50.0%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716